   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 25, 1998


                                                      REGISTRATION NO. 333-67023
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 3 TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          SHAMAN PHARMACEUTICALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             2834                            94-3095806
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                             213 EAST GRAND AVENUE
                     SOUTH SAN FRANCISCO, CALIFORNIA 94080
                                 (650) 952-7070
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 LISA A. CONTE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          SHAMAN PHARMACEUTICALS, INC.
                             213 EAST GRAND AVENUE
                     SOUTH SAN FRANCISCO, CALIFORNIA 94080
                                 (650) 952-7070
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                                    COPY TO:
                           J. STEPHAN DOLEZALEK, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                     TWO EMBARCADERO PLACE, 2200 GENG ROAD
                          PALO ALTO, CALIFORNIA 94303
                                 (650) 424-0160

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective:

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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--------------------------------------------------------------------------------

    PRELIMINARY PROSPECTUS -- SUBJECT TO COMPLETION, DATED NOVEMBER 25, 1998


                        6,109,277 Shares of Common Stock

                    Offered by certain Selling Stockholders

                          SHAMAN PHARMACEUTICALS, INC.

                             213 EAST GRAND AVENUE
                         SOUTH SAN FRANCISCO, CA 94080
                                 (650) 952-7070

     This Prospectus covers the offer and sale by certain Selling Stockholders named below of up to 6,109,277 Shares of Common Stock, par value $0.001 per share, of Shaman Pharmaceuticals, Inc., which consist of:

             (1) 4,812,071 Shares of Common Stock to be issued upon
                 effectiveness of the Registration Statement of which this Prospectus is a part to certain of the Selling Stockholders at a price of $1.50 per share in a private sale of Common Stock;

             (2) 550,000 Shares of Common Stock that we may issue to some of the Selling Stockholders upon exercise of Warrants that we issued on July 26, 1996;

             (3) 747,206 Shares of Common Stock issued to some of the
                 Selling Stockholders as compensation for consulting services rendered; and

             (4) an indeterminate number of additional shares of Common
                 Stock as may from time to time become exercisable upon exercise of the Warrants by reason of stock splits, stock dividends and anti-dilution provisions.


     The Selling Stockholders may offer the Shares through public or private transactions at prevailing market prices, at prices related to such prevailing market prices or at privately negotiated prices. Shaman's Common Stock is traded on The Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "SHMN." On November 24, 1998, the last reported sale price for the Common Stock was $2.00 per share.


     We will not receive any proceeds from the sale of 747,206 shares of Common Stock offered by the Selling Stockholders for consulting services or from the resale by certain Selling Stockholders of 4,812,071 shares of Common Stock (which will be sold by us to certain Selling Stockholders in a private sale) but will receive proceeds from the exercise of the Warrants. We have agreed to pay certain expenses in connection with the registration of these Shares and to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
                           -------------------------

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                           -------------------------

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THE SHARES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                The date of this Prospectus is November   , 1998

     You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The Selling Stockholders are offering to sell and seeking offers to buy shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Shares.

                         WHERE TO FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the SEC: Pacific Regional Office, 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648; and San Francisco District Office, 44 Montgomery Street, Suite 1100, San Francisco, California 94104. Copies can also be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at (800) SEC-0300. Our SEC filings are available to you on the SEC's Internet site at http://www.sec.gov. Our Common Stock is quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning Shaman may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are not included in this Prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC described above, and copies of such material may be obtained from such office upon payment of the fees prescribed by the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to these documents. This information incorporated by reference is considered to be part of this prospectus and later information we file with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. The documents we are incorporating by reference are:

     (a) our Annual Report on Form 10-K for the year ended December 31, 1997, filed with the SEC on March 4, 1998 and amended on each of May 7, 1998, May 11, 1998 and May 28, 1998;

     (b) our Definitive Proxy Statement dated April 15, 1998, filed in connection with our 1998 Annual Meeting of Stockholders;


     (c) our Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed with the SEC on May 15, 1998;



     (d) our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed with the SEC on August 14, 1998;



     (e) our Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, filed with the SEC on November 13, 1998; and



     (f) the description of our Common Stock contained in our Registration Statement on Form 8-A, as amended, filed with the SEC on December 18, 1992, including any amendments or reports filed for the purpose of updating such description.


     You may request a copy of any of these filings at no cost by writing or telephoning us at the following address: 213 East Grand Avenue, South San Francisco, California 94080; telephone number (650) 952-7070, Attn: Investor Relations.
                           -------------------------

     Provir(TM) and our stylized logo are trademarks of Shaman. Shaman Pharmaceuticals(R) and Virend(R) are registered U.S. trademarks of Shaman.

                                  THE COMPANY

     The following information is qualified in its entirety by the more detailed information and financial statements, and notes to financial statements, appearing elsewhere or incorporated by reference in this Prospectus. This Prospectus contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth elsewhere in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors."

     Shaman discovers and develops novel pharmaceutical products for the treatment of human diseases and their symptoms through the isolation and optimization of active compounds found in tropical plants. We believe that by focusing on drugs extracted from plants with a history of medicinal use, our drug discovery efforts may be quicker and more likely to lead to safe and effective pharmaceuticals.

     We have three product candidates in clinical development: SP-303/Provir, nikkomycin Z and SP-134101. These product candidates target five indications.

SP-303/PROVIR

     SP-303/Provir is our most advanced product candidate. SP-303/Provir entered into a Phase III human clinical trial in March 1998 for the treatment of diarrhea in people with AIDS. In May 1998, the U.S. Food and Drug Administration, or FDA, formally notified us that it had granted SP-303/Provir a "fast track product" designation. Earlier in 1998, the FDA also advised us that upon the completion of our single Phase III study, the resulting data, along with corroborative information from a previously completed Phase II trial, may serve as the basis for the submission of a New Drug Application, or NDA. In the Phase II trial, SP-303/Provir was shown to provide a significant treatment effect for diarrhea in people with AIDS. Enrollment of the Phase III clinical trial was completed in August 1998. If the results of this trial are positive, we expect to file an NDA for commercial approval of SP-303/Provir in early 1999. The fast track designation from the FDA for the indication of diarrhea in people with AIDS is allowing us to prepare for potential product launch in the second half of 1999. We intend to retain U.S. marketing rights to this product and intend to out-license marketing rights for Europe and other parts of the world.

     SP-303/Provir has shown an ability to inhibit a primary mechanism in watery diarrhea and is also being evaluated in human clinical trials for watery diarrhea indications other than diarrhea in people with AIDS. In July 1998, we completed two separate Phase II dose-optimization studies of SP-303/Provir in acute watery diarrhea from two different populations. Both studies were double-blind, randomized, placebo-controlled. Positive, statistically significant results in the reduction of time to last unformed stool, or TLUS, over 48 hours, the key efficacy endpoint, were achieved in each study. These studies also showed SP-303/Provir to be well tolerated. We also intend to advance SP-303/Provir in clinical development for a third indication, pediatric diarrhea, and are currently engaged in formulation development and in planning the ongoing clinical development program for this indication. SP-303/Provir has now been tested in over 890 patients, including over 340 people with AIDS, with no significant drug-related effects.

NIKKOMYCIN Z

     Nikkomycin Z is an orally-active anti-fungal compound. We believe that nikkomycin Z has the potential to treat endemic mycoses and other systemic fungal infections. In 1997, we completed a Phase I trial of nikkomycin Z in the United Kingdom, with results showing that the drug appeared to be safe when orally administered. We filed an Investigational New Drug application, or IND, for nikkomycin Z in the United States in December 1997.

SP-134101

     SP-134101 is an oral product for the treatment of Type II (adult onset or non-insulin dependent) diabetes. In animal models, the compound demonstrated the ability to lower glucose and triglycerides and have a beneficial effect on blood pressure. The compound appears to work by increasing glucose uptake in the peripheral tissues and decreasing triglyceride output from the liver. From the discovery research effort that led to the identification of 26 chemically distinct, orally-active compounds that demonstrated glucose lowering effects in preclinical animal testing, SP-134101 was our first proprietary product candidate from our diabetes program to enter clinical trials in January 1998. Significant funding for our diabetes discovery research program has been and is being provided through a collaboration with Lipha, s.a., a wholly-owned subsidiary of Merck KGaA, Darmstadt, Germany ("Lipha/Merck"), and has been previously provided through a collaboration with Ono Pharmaceutical Co., Ltd. which expired in May 1998 ("Ono"). Both Lipha/Merck and Ono will pay milestone payments to us on any product candidates resulting from their respective collaborations. Lipha/Merck and Ono have no commercialization rights to SP-134101 and no milestone payments are due to us for the development and commercialization of this compound.

RECENT DEVELOPMENTS


     On October 16, 1998, we completed the sale to the public of an aggregate of 140,880 shares of our Series C Convertible Preferred Stock for aggregate proceeds of $14,088,000. Each share of Series C Preferred Stock is entitled to receive cumulative dividends paid semi-annually to the holders of record of such shares as follows: (i) an annual stock-on-stock dividend, paid in arrears, in shares of Common Stock (calculated as the quotient of $10.00 divided by 85% of the average closing price of the Common Stock for the 10-trading-day period ending three trading days prior to the date the dividend is paid); plus (ii) a cash amount equaling 0.00005% of our U.S. net sales of our SP-303/Provir product for the treatment of diarrhea, if any, for the preceding two calendar quarters (equivalent to a 7.044% royalty for the 140,880 shares of Series C Preferred Stock) less $5.00. If, under Delaware law, we are unable to pay the cash portion of the dividends, then the cash portion will be paid in shares of Common Stock (valued at 85% of the average closing price of the Common Stock for the 10-day trading period ending three trading days prior to the date on which the dividend is paid). Each share shall be convertible at any time commencing on the date any shares of Series C Preferred Stock are first issued and ending 30 days later and again commencing 12 months after the initial issuance date at the election of each holder, and automatically on the sixth anniversary of the initial issuance date into greater of (a) 16.6667 shares of Common Stock or (b) such number of shares of Common Stock as equals $100 (the price paid per share of Series C Preferred Stock) divided by 85% of the average closing price of the Common Stock reported by Nasdaq for the 10-trading-day period ending three trading days prior to the date of conversion.



     In September 1998 and October 1998, we held two separate closings for the Series C Convertible Preferred Stock offering for aggregate proceeds of $14.1 million. During the initial 30-day conversion period, 24,922 shares of the Series C Convertible Preferred Stock were converted into an aggregate of 1,861,550 shares of Common Stock. In connection with the issuance of the Series C Convertible Preferred Stock, we recognized a non-cash charge in the amount of $679,000.



     In November 1998, we signed a Common Stock Purchase Agreement for the private sale of 4,812,071 shares of Common Stock for aggregate proceeds of approximately $7,218,000. The shares will be offered at $1.50 per share. The resale of such shares by certain Selling Stockholders is registered in the Registration Statement of which this Prospectus is a part. In connection with this offering, we have committed a five year, 3.6% royalty on net sales of SP-303/Provir in the U.S. for distribution to HIV/AIDS charities.



     In November 1998, we committed to issue 747,206 shares of common stock to consultants for services rendered. The resale of such shares by certain Selling Stockholders is registered in the Registration Statement of which this Prospectus is a part. We will record an expense of approximately $1.1 million in conjunction with the consulting services and will record an additional amount for increases in the fair market value of the stock between the grant date and issuance date, if any.



     See "Risk Factors -- Risks Regarding Failure to Continue to Meet Nasdaq Listing Requirements."

                                  RISK FACTORS

     The shares offered involve a high degree of risk. You should carefully consider the risks below before making an investment decision. The risks below are not the only risks facing our company. There may be additional risks and uncertainties not presently known to us or that we have deemed immaterial which could also negatively impact our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would be materially adversely affected. In that event, the trading price of our Common Stock could decline, and you may lose all or part of your investment. This Prospectus may contain certain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

RISKS REGARDING FAILURE TO CONTINUE TO MEET NASDAQ LISTING REQUIREMENTS


     On June 10, 1998, we received correspondence from The Nasdaq National Market ("Nasdaq") stating that we no longer met the $4,000,000 net tangible asset requirement for continued listing on Nasdaq. As of September 30, 1998, we had a net capital deficiency of $2,359,000. We believe we comply with all other listing requirements. On September 3, 1998, we attended a formal hearing and presented a plan to a Nasdaq Listing Qualifications Panel (the "Panel") for achieving and maintaining long-term compliance with Nasdaq listing requirements. On October 14, 1998, we requested a waiver of Marketplace Rule 4310(H) to enable us to exchange existing debt for equity, which will assist us in achieving long-term compliance with the Nasdaq listing requirement. This rule would have required us to seek shareholder approval of this exchange because we would be selling greater than 20% of the voting power outstanding prior to the issuance. On October 26, 1998, the Panel granted this waiver and stated we would continue to be listed on Nasdaq providing:


          - we must make a public filing with the SEC and Nasdaq on or before December 15, 1998 showing an October 31, 1998 balance sheet with (i) pro forma adjustments for any significant transactions or events occurring on or before the filing date and (ii) evidencing a minimum of $8.0 million in net tangible assets; and

          - we must make a public filing with the SEC and Nasdaq on or before February 1, 1999 showing a November 30, 1998 balance sheet with (i) pro forma adjustments for any significant transactions or events occurring on or before the filing date and (ii) evidencing a minimum of $14.0 million in net tangible assets.

     We must also issue a press release describing the exchange of debt to equity transaction and announce grant of the financial viability exception and the associated audit committee determination. We must also notify each stockholder with the same information as contained in the press release. The press release must be issued and the letter must be mailed at least 10 days prior to the closing of the transaction.

     Without additional financing, the receipt of license fees or milestone payments from corporate partnerships or the conversion of outstanding convertible notes, we will not satisfy the Nasdaq listing requirements, and our Common Stock will no longer be traded on Nasdaq. If that happens, we would need to seek listing on the Nasdaq Over-the-Counter Bulletin Board. If our Common Stock were traded on the Nasdaq Over-the-Counter Bulletin Board, our Common Stock may be subject to reduced liquidity and reduced analyst coverage, our ability to raise capital in the future may be inhibited and our business, financial condition and results of operations could be materially adversely affected. In addition, if our Common Stock is listed on the Nasdaq Over-the-Counter Bulletin Board rather than on a national exchange, we will be in default under various agreements with certain of our investors and stockholders. Under one such agreement, we will lose rights to sell up to an aggregate of 1,200,000 shares of our common stock. Under other agreements, we will be required to redeem all or some portion of the principal balance remaining under certain convertible promissory notes ($5.4 million at September 30, 1998). Redemption of these notes could significantly accelerate our cash expenditures and capital requirements beyond the levels currently anticipated and would materially and adversely affect our ability to conduct our business. See "-- Continuing Future Capital Needs; Uncertainty of Sources of Additional Funding."

CONTINUING FUTURE CAPITAL NEEDS; UNCERTAINTY OF SOURCES OF ADDITIONAL FUNDING


     As of September 30, 1998, we had cash, cash equivalents and short-term investment balances of approximately $10.5 million. In September 1998, our expenses were approximately $2.5 million. We expect this monthly expenditure rate to continue through December 31, 1998. Accordingly, unless we are successful in obtaining additional funds, our current cash resources will be substantially used by the first quarter 1999. We will require substantial additional funds to conduct the development and testing of our potential products and to manufacture and market any products that may be developed in the future. Our future capital requirements will depend on numerous factors, including:


          - the progress of our research and development programs,
          - the progress of preclinical and clinical testing,
          - the time and costs involved in obtaining regulatory approvals,
          - the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights,
          - competing technological and market developments,
          - changes in our existing collaborative and licensing relationships,
          - our ability to establish additional collaborative relationships for the manufacture and marketing of our potential products, and
          - our need to purchase additional capital equipment.

     In addition, we entered into senior convertible note purchase agreements in connection with a private placement which provide that under certain circumstances we would be required to redeem all or some portion of the principal balance remaining ($5.4 million at September 30, 1998). Redemption of these notes could significantly accelerate our cash expenditures and capital requirements beyond the levels currently anticipated and would materially and adversely affect our ability to conduct our business.

     We will need to obtain additional funding through public or private equity or debt financings, collaborative arrangements or from other sources to continue our research and development activities, fund operating expenses and pursue regulatory approvals for our products in development. If additional funds are raised by issuing equity securities, current stockholders may experience significant dilution. If additional funds are obtained through collaborative agreements, we may be required to relinquish rights to certain of our technologies, product candidates, products or marketing territories that we would otherwise seek to develop or commercialize ourselves. Additional financing sources may not be available on acceptable terms if at all. If adequate funds are not available, significant reductions in spending and the delay, scaling back or elimination of one or more of our research, discovery or development programs may be necessary which would have a material adverse effect on our business, financial condition and results of operations.

RISKS DUE TO THE EARLY STAGE OF DEVELOPMENT OF OUR PRODUCTS AND TECHNOLOGICAL UNCERTAINTY

     We have not yet completed the development of any products. Many of our products still require significant additional clinical testing and investment of capital before they can be commercialized. Products for therapeutic use in human health care must be evaluated in extensive human clinical trials to determine their safety and efficacy. These clinical trials are part of a lengthy process necessary to obtain government approval. Our SP-303/Provir, nikkomycin Z and SP-134101 products are each in clinical development. However, positive results for any of these products in a clinical trial do not necessarily assure that positive results will be obtained in future clinical trials or that government approval to commercialize the products will be obtained.

     Clinical trials may be terminated at any time for many reasons, including toxicity or adverse event reporting. It is possible that Shaman's products may not be successfully developed, enter into human clinical trials, prove to be safe and effective in clinical trials, meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed or may encounter problems in clinical trials that will cause us to delay or suspend product development. Failure of any of our products to be commercialized could have a material adverse effect on our business, financial condition and results of operations.

     A significant portion of our assets are dedicated to the development and commercialization of SP-303/ Provir. Should we be unable to commercialize SP-303/Provir there could be a material adverse effect on our business, financial condition and results of operations.

HISTORY OF OPERATING LOSSES; PRODUCTS STILL IN DEVELOPMENT; FUTURE PROFITABILITY UNCERTAIN

     Shaman was incorporated in 1989 and has experienced significant operating losses in each of our fiscal years since then. We incurred an operating loss of approximately $27.6 million for the nine months ended September 30, 1998 and an additional non-cash expense of $679,000 incurred in connection with the Series C Convertible Preferred Stock offering. The nine-month loss was due to our incurring research and development expenses of approximately $24.3 million, general and administrative expenses of approximately $4.3 million and interest expense net of interest income of approximately $1.4 million. These expenses were partially offset by revenues in the first three quarters of 1998 of approximately $2.3 million. As of September 30, 1998, our accumulated deficit was approximately $140.2 million. We have not generated any product sales to date. All of our products and compounds are still in the research and development stage, which requires substantial expenditures. In order to generate revenues or profits, we must, alone or with other third parties, successfully develop, test, obtain regulatory approval for and market our potential products. It is possible that our product development efforts may not be successful, and that we may not obtain required regulatory approvals. Even if our products are developed and introduced, they may not be successfully marketed or may not achieve market acceptance.

NO ASSURANCE OF SUCCESSFUL PRODUCT DEVELOPMENT

     Our research and development programs are at various stages of development, ranging from the research stage to clinical trials. Substantial additional research and development will be necessary for us to move additional product candidates into clinical testing or to complete clinical testing of current product candidates. Our research and development efforts on these or other potential products, including SP-303/Provir, nikkomycin Z and SP-134101, may not lead to development of products that are shown to be safe and effective in clinical trials.

     In addition, our products may not:

          - meet applicable regulatory standards,
          - be capable of being produced in commercial quantities at acceptable costs,
          - be eligible for third party reimbursement from governmental or private insurers, be successfully marketed, or
          - achieve market acceptance.

     Our products may also prove to have undesirable or unintended side effects that may prevent or limit their commercial use. At any stage of this complex product development process, products that appeared promising in preclinical studies or Phase I and Phase II clinical trials may not demonstrate efficacy in larger-scale, Phase III clinical trials and will therefore not receive regulatory approvals. Accordingly, any of our product development programs may be curtailed, redirected, suspended or eliminated at any time.

UNCERTAINTIES ASSOCIATED WITH CLINICAL TRIALS

     We have conducted, and plan to continue conducting, extensive and costly clinical trials to assess the safety and efficacy of our potential products. The rate of completion of these clinical trials is dependent upon, among other factors, the rate of completion and approval of trial protocols, the availability of funds for trials and the rate of patient enrollment. Patient enrollment is a function of many factors, including the nature of our clinical trial protocols, existence of competing protocols, size of patient population, proximity of patients to clinical sites and eligibility criteria for the study. Any delay in patient enrollment will result in increased costs and delays, which could have a material adverse effect on our ability to complete clinical trials in a timely fashion.

     In addition, any failure to meet our testing and development schedules could have a material adverse effect on our business, financial condition and results of operations. Our clinical trials may be delayed by many factors, including:

          - slower than anticipated patient enrollment,
          - difficulty in finding a sufficient number of patients fitting the appropriate trial profile,
          - difficulties in the acquisition of sufficient supplies of clinical trial materials, or
          - failure to show efficacy in clinical trials or adverse events occurring during the clinical trials.

     Completion of testing, studies and trials may take several years, and the length of time varies substantially with the type, complexity, novelty and intended use of each of our products. In addition, data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Delays or rejections may be encountered based upon many factors, including changes in regulatory policy during the period of product development, and could have a material adverse effect on our business, financial condition and results of operations.

     Not all patients enrolled in our clinical trials will respond to our product candidates. Human clinical trials often experience setbacks. Failure to comply with the FDA regulations applicable to such testing can result in delay, suspension or cancellation of such testing, and/or refusal by the FDA to accept the results of such testing. In addition, the FDA or Shaman may suspend clinical trials at any time if one or the other concludes that any patients in a trial are exposed to unacceptable health risks. Further, there can be no assurance that human clinical testing will demonstrate that any current or future product candidate is safe or effective or that data derived from any such study will be suitable for submission to the FDA or other regulatory authorities. Failure of our clinical trials to demonstrate safety or efficacy in humans could cause the delay, suspension or termination of any product program, including SP-303/Provir, nikkomycin Z and SP-134101, and could have a material adverse effect on our business, financial condition and results of operations.

DEPENDENCE ON COLLABORATIVE RELATIONSHIPS

     The research and development efforts in our diabetes program and, to a lesser extent, in our other programs, have been dependent upon arrangements with Lipha/Merck and Ono and their funding for research and development efforts thereunder. Funding from Ono has concluded and therefore in the future we must rely on continued funding from Lipha/Merck or milestone payments from products developed by either Ono or Lipha/Merck, if any. We may have to seek new collaborations to provide further funding for our diabetes program. We cannot assure our current or future stockholders that we can obtain further funding or that we may ultimately derive any significant revenues from any of our collaborations.

     We expect to seek additional collaborative agreements to commercialize our other product candidates and will, in particular, need to rely on such third party arrangements to commercialize our products, including SP-303/Provir, outside the United States. We may not be successful in negotiating or entering into such agreements on terms favorable to us or at all, and any agreement, if entered into, may be unsuccessful. A failure to successfully enter into such agreements and sell products thereunder would have a material adverse effect on our business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE AND SUBSTANTIAL COMPETITION

     Technological changes in the pharmaceutical industry are rapid and substantial, and competition from pharmaceutical and biotechnology companies and universities is intense. Many of these entities have significantly greater research and development capabilities, as well as substantial marketing, manufacturing, financial and managerial resources, and represent significant competition for us. Developments by others may render our products or technologies noncompetitive, and we may not be able to keep pace with technological developments. Competitors have, and continue to develop, technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing the desired therapeutic effect than the products we may develop. These competing products may be more effective and less costly than the products we may develop. In addition, other forms of medical

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

treatment may offer competition to our products. The development of competing compounds could have a material adverse effect on our business, financial condition and results of operations.

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVALS

     All new drugs, including our products under development, are subject to extensive and rigorous regulation by the federal government, principally the FDA, as well as comparable agencies in state and local jurisdictions and in foreign countries. These authorities, particularly the FDA, impose substantial requirements upon preclinical and clinical testing, manufacturing and marketing of pharmaceutical products. The steps required before a drug may be approved for marketing in the United States generally include:

        - preclinical laboratory and animal tests,
        - the submission to the FDA of an IND for human clinical testing,
        - adequate and well controlled human clinical trials to establish the safety and efficacy of the drug,
        - submission to the FDA of a NDA, and
        - satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is made to assess compliance with Good Manufacturing Practices, or GMP.

     There are many costly and time-consuming procedures required for approval of a new drug, including lengthy and detailed preclinical and clinical testing and validation of manufacturing and quality control processes. Several years may be needed to satisfy these requirements, and this time period may vary substantially depending on the type, complexity and novelty of the product candidate. Government regulation can delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Moreover, the FDA or any other regulatory agency may not grant approval for any products developed or not grant approval on a timely basis, and success in preclinical or early stage clinical trials does not assure success in later stage clinical trials.

     Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if regulatory approval of a product is granted, limitations may be imposed on the indicated uses for a product. Further, later discovery of previously unknown problems with a product may result in added restrictions on the product, including withdrawal of the product from the market. Any delay or failure in obtaining regulatory approvals would have a material adverse effect on our business, financial condition and results of operations.

     The FDA also requires that a drug manufacturer (either Shaman or one of our third-party manufacturers) must have quality controls and manufacturing procedures which conform to GMP, a protocol which must be followed at all times. The FDA strictly enforces GMP requirements through periodic unannounced inspections. The FDA could determine that Shaman's or any third-party manufacturer's facilities and manufacturing procedures do not conform to GMP requirements. Additionally, we or our third-party manufacturers must pass a pre-approval inspection of their manufacturing facilities by the FDA even before we can obtain marketing approval. Failure to comply with applicable regulatory requirements may result in penalties such as restrictions on the marketing of our products or withdrawal of a product from the market.

     The FDA's policies may change and additional government regulations and policies may be instituted, both of which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the United States could result in new government regulations that could have a material adverse effect on our business. We are unable to predict the likelihood of adverse governmental regulation that could arise from future legislative or administrative action, either in the United States or abroad.

     We will also be subject to a variety of foreign regulations governing clinical trials, registration and sales of our products. Regardless of whether FDA approval is obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval. Delays in the approval process or the failure to obtain such foreign approvals would have a material adverse effect on our business, financial condition and results of operations.

DEPENDENCE ON SOURCES OF SUPPLY

     We currently import all of the plant materials for our products from countries in Latin and South America, Africa and Southeast Asia. To the extent that our products cannot be economically synthesized or otherwise produced, we will continue to be dependent upon a supply of raw plant material. We do not have formal agreements in place with all of our suppliers. Continued source of plant supply risks include:

        - unexpected changes in regulatory requirements,
        - exchange rates, tariffs and barriers,
        - difficulties in coordinating and managing foreign operations,
        - political instability, and
        - potentially adverse tax consequences.

     Interruptions in supply or material increases in the cost of supply could have a material adverse effect on our business, financial condition and results of operations. In addition, tropical rain forests, and certain irreplaceable plant resources therein, are currently threatened with destruction. In the event portions of the rain forests are destroyed which contain the source material from which our current or future products are derived, such destruction could have a material adverse effect on our business, financial condition and results of operations.

LIMITED MANUFACTURING AND MARKETING EXPERIENCE AND CAPACITY

     We currently produce products only in quantities necessary for clinical trials and do not have the staff or facilities necessary to manufacture products in commercial quantities. Therefore, we must rely on collaborative partners or third-party manufacturing facilities. Should we or our third party manufacturers encounter delays or difficulties in producing, packaging and distributing our finished products, clinical trials, regulatory filings, market introduction and subsequent sales of our products could be adversely affected.

     Contract manufacturers must conform to GMP regulations strictly enforced by the FDA on an ongoing basis through their facilities inspection programs. Contract manufacturing facilities must pass a pre-approval inspection of their manufacturing facilities before the FDA will approve an NDA. Certain material manufacturing changes that occur after approval are also subject to FDA review and clearance or approval. FDA or other regulatory agencies may not approve the process or the facilities by which any of our products may be manufactured. Our dependence on third parties for the manufacture of our products may adversely affect our ability to develop and deliver products on a timely and competitive basis. If we are required to manufacture our own products we will be required to build or purchase a manufacturing facility, will be subject to the regulatory requirements described above, to similar risks regarding delays or difficulties encountered in manufacturing any such products and will require substantial additional capital. We may be unable to manufacture any such products successfully or in a cost-effective manner.

     We currently have no sales staff and may be unable to successfully establish a marketing and sales force. If we are unable to successfully establish a complete marketing and sales force, we may not achieve a successful product entry into the marketplace. Such failure would have a material adverse effect on our business, financial condition and results of operations.

UNCERTAINTY REGARDING PATENTS AND PROPRIETARY RIGHTS; CURRENT LEGAL PROCEEDINGS REGARDING PATENTS AND PROPRIETARY RIGHTS

     Our success depends in large part on our ability to obtain and maintain patents, protect trade secrets and operate without infringing upon the proprietary rights of others. Moreover, others may have filed patent applications, may have been issued patents or may obtain additional patents and proprietary rights relating to competitive products or processes. Our patent applications may not be approved, we may be unable to develop additional proprietary products that are patentable, issued patents may not provide us with adequate protection for our inventions or they may be challenged by others, or the patents of others may impair our ability to commercialize our products. The patent position of companies in the pharmaceutical industry generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office, or PTO, or the courts regarding the breadth of claims allowed or the degree of protection afforded under pharmaceutical patents. There is considerable variation between countries as to the level of protection afforded under patents and other proprietary rights. Such differences may expose Shaman to differing risks of commercialization in each foreign country in which we may sell products. Others may independently develop similar products, duplicate any of our products or design around any of our patents.

     A number of pharmaceutical companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with our technologies or patent applications. The European Patent Office, the French Patent Office, the German Patent Office and the Australian Patent Office have each granted a patent containing broad claims to proanthocyanidin polymer compositions (and methods of use of such compositions), which are similar to our specific proanthocyanidin polymer composition (which covers the active pharmaceutical ingredient in SP-303/Provir), to Leon Cariel and the Institut des Substances Vegetales. The effective filing date of these patents is prior to the effective filing date of our foreign pending patent application in Europe. Certain of the foreign patents have been granted in jurisdictions where examination is not rigorous. Shaman has instituted an Opposition in the European Patent Office against granted European Patent No. 472531 owned by Leon Cariel and Institut des Substances Vegetales. We believe that the granted claims are invalid and intend to vigorously prosecute the Opposition.

     We may be unsuccessful in having the granted European patent revoked or the claims sufficiently narrowed so that our proanthocyanidin polymer composition and methods of use are not potentially covered. There can be no assurance that Daniel Jean, Leon Cariel and the Institut des Substances Vegetales will not assert against us claims relating to this patent. In that event, we may not be able to obtain a license to this patent at all, or at reasonable cost, or be able to develop or obtain alternative technology to use in Europe or elsewhere. The earlier effective filing date of this patent could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications in Europe or elsewhere.

     In the United States, the PTO has rendered judgment in an Interference declared between our issued patent covering our specific proanthocyanidin polymer composition and certain claims of a U.S. application corresponding to the granted European patent of Leon Cariel and the Institut des Substances Vegetales by Daniel Jean and Leon Cariel. Judgment was awarded to Shaman on July 14, 1997. Since the period for appeal has passed, this judgment is now final.

     Additionally, in connection with the Interference proceeding, we have had an opportunity to review the claims and file history of the Daniel Jean and Leon Cariel patent application which, under U.S. patent law, are kept confidential. One broad claim, in particular, of the Daniel Jean and Leon Cariel patent application, which was not involved in the Interference proceeding and which has been indicated to be allowable, covers a large variety of proanthocyanidin polymers. We believe that this broad claim is subject to attack as invalid in view of prior art. Based on knowledge of our specific proanthocyanidin polymer composition, we believe that the manufacture, use or sale of our specific proanthocyanidin polymer composition would not constitute infringement of this broad claim, once it issues. However, if Daniel Jean or Leon Cariel bring an action for infringement of this claim, we may not prevail in defending our beliefs. In addition, if patents that cover our activities have been or are issued to other companies, we may be unable to obtain licenses to these patents at a reasonable cost, or at all, or be able to develop or obtain alternative technology.

     If we cannot obtain such licenses, we could encounter delays or be precluded from introducing our products to the market. Litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to us or to protect our trade secrets or know-how. Additional interference proceedings may be declared or become necessary to determine issues of invention; such litigation and/or interference proceedings could result in substantial cost to and diversion of effort by us and may have a material adverse effect on our business, financial condition and results of operations. In addition, our efforts may be unsuccessful.

     Our competitive position is also dependent upon unpatented trade secrets. All of our employees have entered into confidentiality agreements. However, others may independently develop substantially equivalent information and techniques or otherwise gain access to our trade secrets, our trade secrets may be disclosed or we may be unable to effectively protect our rights to unpatented trade secrets. To the extent that we or our consultants or research collaborators use intellectual property owned by others in their work for us, disputes also may arise as to the rights in related or resulting know-how and inventions.

     Patent applications in the United States are generally maintained in secrecy until patents are issued. Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we were the first to discover compositions covered by our pending patent applications or the first to file patent applications on such compositions. Our patent applications may not result in issued patents and issued patents may not afford comprehensive protection against potential infringement.

     We currently have 10 U.S. patent applications pending with the U.S. PTO and one international application filed via PCT, but we do not know whether any of these applications will result in the issuance of any patents or, if any patents are issued, whether any issued patent will provide significant proprietary protection or will be circumvented or invalidated. During the course of patent prosecution, patent applications are evaluated for, among other things, utility, novelty, non-obviousness and enablement. The PTO may require that the claims of an initially filed patent application be amended if it is determined that the scope of the claims includes subject matter that is not useful, novel, non-obvious or enabled.

     Furthermore, in certain instances, the practice of a patentable invention may require a license from the holder of dominant patent rights. In cases where one party believes that it has a claim to an invention covered by a patent application or patent of a second party, the first party may provoke an interference proceeding in the PTO or such a proceeding may be declared by the PTO. In general, in an interference proceeding, the PTO would review the competing patents and/or patent applications to determine the validity of the competing claims, including but not limited to determining priority of invention. Any such determination would be subject to appeal in the appropriate U.S. federal courts.

     We may not obtain additional patents and the 19 U.S. patents issued to date may not provide substantial protection or be of commercial benefit to us. The issuance of a patent is not conclusive as to its validity or enforceability, nor does it provide the patent holder with freedom to operate without infringing the patent rights of others. A patent could be challenged by litigation and, if the outcome of such litigation were adverse to the patent holder, competitors could be free to use the subject matter covered by the patent, or the patent holder may license the technology to others in settlement of such litigation. The invalidation of patents owned by or licensed to us or non-approval of pending patent applications could create increased competition, with potential adverse effects on us and our business prospects. In addition, applications of our technology may infringe on patents or proprietary rights of others and licenses that might be required as a result of such infringement for our processes or products may be unavailable on commercially reasonable terms, if at all.

     We cannot predict whether we or our competitors' patent applications will result in valid patents being issued. Litigation, which could result in substantial cost to us, may also be necessary to enforce our patent and proprietary rights and/or to determine the scope and validity of others' proprietary rights. We may, on a voluntary or involuntary basis, participate in interference proceedings that may in the future be declared by the PTO, which could result in substantial costs to us. The outcome of any such litigation or interference proceedings may not be favorable to us, we may be unable to obtain licenses to required technology or we may be unable to license such technology at a reasonable cost.

YEAR 2000 COMPLIANCE

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or

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

embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in similar normal business activities.

     Based on recent assessments, we have determined that we will be required to certify portions of our software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. We presently believe that with modifications or replacements of existing software and certain hardware, the Year 2000 issue can be mitigated. We believe that such modification and replacements are not significant, and should such modification and replacements be delayed there would be no material impact on our operations.

     We are approximately 85% complete with the assessment of all internal systems that could be significantly affected by the Year 2000. To date, cost estimates for upgrades for those systems not in compliance total approximately $200,000. After the assessment phase is completed, we will have to purchase, install and test the upgrades to ensure they meet internal year 2000 compliance. We expect to complete our internal year 2000 readiness program in the third quarter of 1999. We are in the process of asking our significant suppliers and subcontractors that do not share information systems with us (external agents) whether their systems are Year 2000 compliant. To date, we are not aware of any external agent with a Year 2000 Issue that would materially impact our results of operations, liquidity, or capital resources. However, we have no means of ensuring that external agents will be Year 2000 ready. The inability of external agents to complete their Year 2000 resolutions to process in a timely fashion could materially impact us.

     We currently have no contingency plans in place in the event we do not complete all phases of the Year 2000 program. We plan to evaluate the status of completion in first quarter 1999 and determine whether such a plan is necessary.

UNCERTAINTY OF PRODUCT PRICING, REIMBURSEMENT AND RELATED MATTERS

     The continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means may materially adversely affect us. For example, in certain foreign markets, the pricing or profitability of health care products is subject to government control. In the United States, there have been, and we expect there will continue to be, a number of federal and state proposals to implement similar government control. Although we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the announcement of such proposals or reforms could have a material adverse effect on our ability to raise capital or form collaborations, and therefore the adoption of such proposals or reforms could have a material adverse effect on our business, financial condition and results of operations.

     In addition, in both the United States and elsewhere, sales of health care products are dependent in part on the availability of reimbursement from third party payers, such as government and private insurance plans. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third party payors are increasingly challenging the prices charged for medical products and services. Even if we succeed in bringing one or more products to the market, reimbursement from third-party payers may be unavailable or may be insufficient to allow us to sell our products on a competitive or profitable basis.

POSSIBLE VOLATILITY OF STOCK PRICE

     From time to time, the stock market experiences significant price and volume fluctuations that may be unrelated to the operating performance of particular companies or industries. Thus, the market price of our Common Stock, like the stock prices of many publicly traded biotechnology and smaller pharmaceutical companies, has been and may continue to be highly volatile. Announcements of technological innovations, regulatory matters or new commercial products by us or our competitors, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential medical results relating to products under development by us or our competitors, regulatory developments in both the United States and foreign countries, public concern as to the safety of pharmaceutical products, and economic and other external factors, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price of our Common Stock.

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

ENVIRONMENTAL REGULATION

     In connection with our research and development activities and manufacturing of clinical trial materials, Shaman is subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. Although we believe we comply with these laws and regulations in all material respects and have not been required to take any action to correct any noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development activities involve the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot eliminate the risk of accidental contamination or injury from these materials completely. In the event of such an accident, we could be held liable for any resulting damages. Although we have secured insurance to mitigate such expense, any such liability could exceed our insurance coverage and resources. Such liability could have a material adverse effect on our business, financial condition and results of operations.

ANTI-TAKEOVER EFFECT OF DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Certain provisions of our Certificate of Incorporation and Bylaws make it more difficult for a third party to acquire, and discourages a third party from attempting to acquire, control of Shaman. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. At October 30, 1998, our Board of Directors had the authority to issue up to 459,120 additional shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders.

     The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock with voting rights, while providing desirable flexibility for possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock. We may in the future issue shares of Preferred Stock with voting rights. Certain provisions of Delaware law applicable to us could also delay or make more difficult a merger, tender offer or proxy contest involving Shaman, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met.

PRODUCT LIABILITY EXPOSURE; LIMITED INSURANCE COVERAGE

     Our business exposes us to potential product liability risks which are inherent in the development, testing, manufacture, marketing and sale of pharmaceutical products. Product liability insurance for the pharmaceutical industry generally is expensive. Our present product liability insurance coverage, which includes coverage for acts by third parties, including manufacturers of our product candidates, may not be adequate under all circumstances. Existing coverage will not be adequate as we further develop our products, and we do not know that adequate insurance coverage against all potential claims will be available in sufficient amounts or at a reasonable cost. Some of our development and manufacturing agreements contain insurance and indemnification provisions pursuant to which we could be held accountable for certain occurrences. Such liability could have a material adverse effect on our business, financial condition and results of operations.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Shaman's Certificate of Incorporation limits, to the maximum extent permitted by Delaware Law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our Bylaws provide that we will indemnify our officers, directors, employees and agents to the full extent permitted by the general corporation law of Delaware. We have entered into indemnification agreements with our officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in Delaware Law. The indemnification agreements may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. We currently maintains directors' and officers' insurance.

     Section 145 of the Delaware Law provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Delaware Law does not permit a corporation to eliminate a director's duty of care, and the provisions of our Certificate of Incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care.

DILUTION

     The biopharmaceutical industry is capital intensive. In this regard we have entered into a number of financings, many of which have included securities that are convertible into shares of Common Stock. Dilution may occur upon the exercise of outstanding options and warrants and upon conversion of senior convertible notes, the Series A Preferred Stock and the Series C Preferred Stock. Stockholders may also suffer additional dilution if we exercise our right to sell additional shares of our Common Stock to Fletcher International Limited, pursuant to our agreements with such investor.

DEPENDENCE ON KEY PERSONNEL

     Our ability to maintain our competitive position depends in part upon the continued contributions of our key senior management. Our future performance also depends on our ability to attract and retain qualified management and scientific personnel. Competition for such personnel is intense, and we may be unable to continue to attract, assimilate or retain other highly qualified technical and management personnel in the future. The loss of key personnel or the failure to recruit additional personnel or to develop needed expertise could have a material adverse effect on our business, financial condition and results of operations.

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

                              SELLING STOCKHOLDERS

     The following table sets forth certain information, as of November 11, 1998 (except as noted below), with respect to the number of shares of Common Stock beneficially owned by each of the Selling Stockholders both before and after the sale of the Shares offered hereby.


     We issued for compensation 747,206 shares of Common Stock, committed to sell 550,000 shares of Common Stock which may be issued upon exercise of the Warrants, and committed to sell 4,812,071 shares being offered by the Selling Stockholders in private placement transactions. This Prospectus covers the resale by the Selling Stockholders of up to 6,109,277 Shares, plus, in accordance with Rule 416 under the Securities Act, such additional number of shares of Common Stock as may be issued pursuant to the Warrants and the Promissory Notes resulting from stock splits, stock dividends and similar transactions. See "Recent Developments." The Warrants provide for adjustment of the number of shares of capital stock issuable upon exercise thereof in certain circumstances, including upon the distribution of certain dividends, upon our reorganization, reclassification or merger, or upon the division or combination of our Common Stock.


     The number of Shares shown in the following table as being offered by the Selling Stockholders does not include such presently indeterminate number of additional shares of Common Stock as may be issuable as a result of stock splits, stock dividends and similar transactions, but which shares are, in accordance with Rule 416 under the Securities Act, included in the Registration Statement of which this Prospectus forms as part.

     Any or all of the shares of Common Stock listed below may be offered for sale pursuant to this Prospectus by the Selling Stockholders from time to time. Accordingly, no estimate can be given as to the amounts of shares of Common Stock that will be held by the Selling Stockholders upon consummation of any such sales. In addition, the Selling Stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of Common Stock since the date on which the information regarding their Common Stock was provided, in transactions exempt from the registration requirements of the Securities Act.

     Beneficial ownership of the securities held by the Selling Stockholders after this offering will depend on the number of securities sold by each Selling Stockholder in this offering. Except as indicated in this Prospectus, none of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Shares or other securities of the Company. See "Plan of Distribution."

     The Shares covered by this Prospectus may be offered from time to time by the Selling Stockholders named below:

                                                                                  OWNERSHIP
                                                NUMBER OF                     AFTER OFFERING(1)
                                               SHARES OWNED    NUMBER OF     --------------------
             NAME AND ADDRESS OF                 PRIOR TO     SHARES BEING   NUMBER OF
            SELLING STOCKHOLDERS               OFFERING(1)      OFFERED        SHARES     PERCENT
            --------------------               ------------   ------------   ----------   -------
Fletcher International, Ltd.(2)..............   1,093,133        550,000(3)     543,133     1.9%
Brown Simpson Asset Management...............     407,009(4)     407,009              0       *
Genessee Fund Limited -- Portfolio B.........     666,666(5)     666,666              0       *
Advantage Fund II Ltd. ......................     333,333(6)     333,333              0       *
Labrador Ventures, Inc.(7)...................     133,400(8)     133,400              0       *
Odyssey Fund(9)..............................     262,424        166,666         95,758       *
Travelers Insurance Company(10)..............   1,266,366(11)    333,333        933,033     3.2%
Vulcan Ventures, Inc.(12)....................   2,080,000      2,000,000         80,000       *
Dr. Steven Adams.............................       3,339          3,339              0       *
Franklin Ayala...............................     208,696        208,696              0       *
Michael Balick(13)...........................      40,295         11,130         29,165       *

                                                                                  OWNERSHIP
                                                NUMBER OF                     AFTER OFFERING(1)
                                               SHARES OWNED    NUMBER OF     --------------------
             NAME AND ADDRESS OF                 PRIOR TO     SHARES BEING   NUMBER OF
            SELLING STOCKHOLDERS               OFFERING(1)      OFFERED        SHARES     PERCENT
            --------------------               ------------   ------------   ----------   -------
Nina Bohlen..................................      55,652         55,652              0       *
Silviano Camberos............................      27,826         27,826              0       *
Julie Chinnock...............................       2,783          2,783              0       *
Matt Clarke..................................       9,043          9,043              0       *
James X. Clemens.............................       6,666          6,666              0       *
Sally Clemens................................       6,666          6,666              0       *
Helen Conte(14)..............................      11,173          6,957          4,216       *
Norm Farnsworth(15)..........................      16,927          8,348          8,579       *
Sharon Flynn.................................      13,913         13,913              0       *
Gustavo Gonzales.............................       4,174          4,174              0       *
AWD LLC......................................      32,533         32,533              0       *
JMJ Trusts Partnership.......................     113,800        113,800              0       *
AJ Trusts Partnership........................      54,200         54,200              0       *
Douglas E. Goldman(16).......................     168,033        168,033              0       *
John D. Goldman(17)..........................     168,033        168,033              0       *
Carlyn R. McCaffrey & R. Todd Lang(18).......     108,400        108,400              0       *
Mike Hennahane...............................       3,478          3,478              0       *
Kerry Hughes.................................      11,826         11,826              0       *
Judy Hung....................................         478            478              0       *
Maurice Iwu(19)..............................      87,732         66,087         21,645       *
Alexander Johns..............................      90,000         40,000         50,000       *
Paul Michael Kaestle.........................      40,000         40,000              0       *
Dr. Atul Khandwala(20).......................     108,326         87,326         21,000       *
Elsa Meza....................................       8,348          8,348              0       *
Mark Plotkin(21).............................      37,419         18,087         19,332       *
G. Kirk Raab(22).............................     359,726        135,652        224,074       *
Dr. Henry Rappaport(23)......................      26,000         25,000          1,000       *
Paul Rice....................................      27,826         27,826              0       *
David Schienman..............................       7,565          5,565          2,000       *
Kathleen O'Boyle Scutchfield.................      33,333         33,333              0       *
James Tang(24)...............................       2,496          2,194            302       *
Ken Weiner...................................       3,478          3,478              0       *
                                                ---------      ---------     ----------    ----
          Total..............................   8,142,514      6,109,277      2,033,237

-------------------------
  *  Less than one percent.

 (1) Percentage of beneficial ownership is calculated assuming 24,060,360 shares of Common Stock were outstanding as of November 11, 1998. Ownership after this offering assumes the sale of all shares held by such Selling Stockholders offered hereby. Beneficial ownership is determined in accordance with the rules of the SEC and the footnotes to this table, and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of November 11, 1998, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

 (2) Includes 400,000 shares of Series A Preferred Stock, which are currently convertible into 400,000 shares of Common Stock. Also includes 550,000 shares of Common Stock that are issuable upon exercise of the Warrants.

 (3) Represents the number of shares of Common Stock issuable upon exercise of the Warrants.

 (4) Represents 264,556 shares of Common Stock owned by Brown Simpson Strategic Growth Fund, Ltd. and 142,453 shares owned by Brown Simpson Strategic Growth Fund, L.P. All 407,009 shares of Common Stock are to be issued in the private sale of Common Stock.

 (5) Represents 666,666 shares of Common Stock to be issued in the private sale of Common Stock.

 (6) Represents 333,333 shares of Common Stock to be issued in the private sale of Common Stock.

 (7) Represents 66,700 shares held by Lysander, L.L.C. and 66,700 shares of Common Stock held by Phalarope Foundation.

 (8) Represents 133,400 shares of Common Stock to be issued in the private sale of Common Stock.

 (9) Includes 166,666 shares of Common Stock to be issued in the private sale of Common Stock.

(10) Includes shares held by The Travelers Indemnity Company, Travelers Property Casualty Corp., The Travelers Insurance Group Inc., PFS Services, Inc., and Associated Madison Companies, Inc., each an entity affiliated with Travelers Group Inc.

(11) Includes 333,333 shares of Common Stock to be issued in the private sale of Common Stock.

(12) Includes 2,000,000 shares of Common Stock to be issued in the private sale of Common Stock.

(13) Includes options to purchase 28,165 shares of Common Stock exercisable within 60 days of November 11, 1998.

(14) Includes options to purchase 1,666 shares of Common Stock exercisable within 60 days of November 11, 1998. Does not include 560 shares of Series C Preferred Stock or the shares of Common Stock Ms. Conte may acquire upon conversion of the Series C Preferred Stock.

(15) Includes options to purchase 8,579 shares of Common Stock exercisable within 60 days of November 11, 1998.

(16) Represents 54,200 shares of Common Stock held by Chase Manhattan Bank Delaware, Trustee Douglas E. Goldman 1997 Charitable Lead Trust, 27,100 shares of Common Stock held by Chase Manhattan Bank Delaware, Trustee Douglas E. Goldman 1997 Trust and 86,733 shares of Common Stock held by Douglas E. Goldman, Trustee, The Douglas E. Goldman Revocable Trust. All 168,033 shares of Common Stock are to be issued in the private sale of Common Stock.

(17) Represents 54,200 shares of Common Stock held by Chase Manhattan Bank Delaware, Trustee John D. Goldman 1997 Charitable Lead Trust, 27,100 shares of Common Stock held by Chase Manhattan Bank Delaware, Trustee John D. Goldman 1997 Trust and 86,733 shares of Common Stock held by John D. Goldman, Trustee, The John D. Goldman Revocable Trust. All 168,000 shares are to be issued in the private sale of Common Stock.

(18) Represents 54,200 shares of Common Stock held by Carlyn R. McCaffrey and R. Todd Lang, Co-Trustees Rhoda Goldman Subtrust No. 2 and 54,200 shares of Common Stock held by Carlyn R. McCaffrey and R. Todd Lang, Co-Trustees Rhoda Goldman Subtrust No. 3. Represents 108,400 shares to be issued in the private sale of Common Stock. All 108,400 shares are to be issued in the private sale of Common Stock.

(19) Includes options to purchase 21,645 shares of Common Stock exercisable within 60 days of November 11, 1998.

(20) Includes options to purchase 20,000 shares of Common Stock exercisable within 60 days of November 11, 1998.

(21) Includes options to purchase 18,832 shares of Common Stock exercisable within 60 days of November 11, 1998.

(22) Includes options to purchase 224,074 shares of Common Stock exercisable within 60 days of November 11, 1998. Does not include 1,500 shares of Series C Preferred Stock or the shares of Common Stock Mr. Raab may acquire upon conversion of the Series C Preferred Stock.

(23) Includes options to purchase 1,000 shares of Common Stock exercisable within 60 days of November 11, 1998.

(24) Includes options to purchase 302 shares of Common Stock exercisable within 60 days of November 11, 1998.

     The Preceding table has been prepared based upon information furnished to us by the Selling Stockholders. From time to time, additional information concerning ownership of the shares of Common Stock may rest with certain holders thereof not named in the preceding table, with whom we believe we have no affiliation.

                              PLAN OF DISTRIBUTION

RESALE OF COMMON STOCK BY SELLING STOCKHOLDERS

     The offering of the Shares offered for resale is not being underwritten, and we will receive no proceeds from the offering of 747,206 shares of Common Stock issued for consulting services or the sale by certain Selling Stockholders of 4,812,071 shares of Common Stock (which are committed to be sold by the Company to certain Selling Stockholders in a private sale) but will receive proceeds from the exercise of the Warrants. The Selling Stockholders (or, subject to applicable law, their pledgees, distributees, transferees or other successors in interest) may offer their Shares at various times in one or more of the following transactions:

          - on The Nasdaq National Market or any other exchange or market where our
         Common Stock is listed,
        - in the over-the-counter market,
        - in negotiated transactions not on an exchange or over-the-counter market,
        - in connection with short sales of our Common Stock,
        - by pledge to secure debts or other obligations,
        - in connection with the writing of call options, in hedging transactions and in settlement of other transactions in standardized or over-the-counter options, or
        - in a combination of any of the above transactions.

     The Selling Stockholders also may sell Shares that qualify under Rule 144 of the Securities Act, where applicable.

     The Selling Stockholders may sell the Shares through public or private transactions at prevailing market prices, or at prices related to such prevailing market prices or at privately negotiated prices. Sales of the Shares by the Selling Stockholders, or even the potential for such sales, would likely have an adverse effect on the market price of our outstanding securities.

     The Selling Stockholders may use broker-dealers to sell the Shares. In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     If broker-dealers are used, they will either receive discounts or commissions from the Selling Stockholder, or they will receive commissions from the purchasers of Shares from whom they acted as agents. The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not bid for or purchase shares of Common Stock during a period which commences one business day (five business days, if our public float is less than $25 million or our average daily trading volume is less than $100,000) prior to such person's participation in the distribution, subject to exceptions for certain passive market making activities. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of our Common Stock by such Selling Stockholder.

     At the time a particular offer of Shares is made by or on behalf of the Selling Stockholders, or by us upon exercise of the warrants, a prospectus will be delivered to the extent required by the Securities Act.

                                 LEGAL MATTERS

     The legality of the securities offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

     The financial statements at December 31, 1997 appearing in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                           -------------------------

                               TABLE OF CONTENTS


                                      PAGE
                                      ----
Where to Find More Information......    2
Incorporation of Certain Documents
  by Reference......................    2
The Company.........................    3
Risk Factors........................    5
Selling Stockholders................   16
Plan of Distribution................   20
Legal Matters.......................   21
Experts.............................   21


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                6,109,277 Shares
                                     SHAMAN
                                PHARMACEUTICALS,
                                      INC.
                                  Common Stock
                               -----------------

                                   PROSPECTUS

                               -----------------

                               NOVEMBER   , 1988
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee and The Nasdaq National Market listing fee.

SEC registration fee........................................  $ 3,245
NNM listing fees............................................   17,500
Accounting fees and expenses................................    7,500
Legal fees and expenses.....................................   20,000
Printing and engraving expenses.............................   10,000
Miscellaneous fees and expenses.............................    1,755
                                                              -------
          Total.............................................  $60,000
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law, as amended (the "DGCL"), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

     The Registrant's Restated Certificate of Incorporation provides that the Registrant's directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Registrant has entered into indemnification agreements with all of its officers and directors, as permitted by the DGCL.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The exhibits listed in the Exhibit Index as filed as part of this Registration Statement

     (a) EXHIBITS


    EXHIBIT
    NUMBER                           DESCRIPTION
    -------                          -----------
     5.1*    Opinion of Brobeck, Phleger & Harrison LLP.
    10.1*    Common Stock Purchase Agreement dated November 18, 1998.
    23.1     Consent of Ernst & Young LLP, Independent Auditors.
    23.2*    Consent of Brobeck, Phleger & Harrison LLP (included in the opinion filed as Exhibit 5.1).
    24.1*    Power of Attorney (included under the caption "Signatures").


---------------

* Previously filed


     (b) FINANCIAL STATEMENT SCHEDULES


     No financial statement schedules are included because they are not required or the required information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the 25th day of November, 1998.


                                          SHAMAN PHARMACEUTICALS, INC.

                                          By:       /s/ LISA A. CONTE
                                            ------------------------------------
                                                       Lisa A. Conte

                                               President and Chief Executive
                                                           Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed below by the persons whose signatures appear below, which persons have signed such Registration Statement in the capacities and on the dates indicated:



                      NAME                                      TITLE                       DATE
                      ----                                      -----                       ----

               /s/ LISA A. CONTE                    Director, President and Chief     November 25, 1998
------------------------------------------------    Executive Officer (Principal
                 Lisa A. Conte                      Executive Officer)

                       *                            Chief Financial Officer           November 25, 1998
------------------------------------------------    (Principal Financial Officer)
               Stephanie C. Diaz

                       *                            Chairman of the Board             November 25, 1998
------------------------------------------------
                  G. Kirk Raab

                                                    Director                          November   , 1998
------------------------------------------------
              Adrian D.P. Bellamy

                       *                            Director                          November 25, 1998
------------------------------------------------
                  Jeffrey Berg

                                                    Director                          November   , 1998
------------------------------------------------
             Herbert H. McDade, Jr.

                       *                            Director                          November 25, 1998
------------------------------------------------
                 M. David Titus

             *By: /s/ LISA A. CONTE
   -----------------------------------------
                 Lisa A. Conte
                Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT                                                                  PAGE
NUMBER                            DESCRIPTION                           NUMBER
-------                           -----------                           ------
  5.1*    Opinion of Brobeck, Phleger & Harrison LLP.
 10.1*    Common Stock Purchase Agreement dated November 18, 1998.
 23.1     Consent of Ernst & Young LLP, Independent Auditors.
 23.2*    Consent of Brobeck, Phleger & Harrison LLP (included in the opinion filed as Exhibit 5.1).
 24.1*    Power of Attorney (included under the caption "Signatures").


---------------


* Previously filed